Via Edgar Submission and Facsimile

August 24, 2007

Ms. Ibolya Ignat, Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE, Mail Stop 6010
Washington D.C. 20549

Re:	SeaBright Insurance Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed on March 16, 2007
File No. 000-51124

Dear Ms. Ignat:

        This letter confirms our telephone conversation yesterday, wherein we discussed the request of SeaBright Insurance Holdings, Inc. (“SIHC”) for an extension of the deadline to respond to the August 21, 2007 comment letter from the Securities and Exchange Commission (“SEC”). The response deadline stated in the comment letter is 10 business days from the date of the letter, which we agreed was a September 5, 2007 deadline.

        As we discussed, SIHC’s Chief Financial Officer and the Chairman of the Audit Committee of SIHC’s Board of Directors will be unavailable for much of the time between today and the September 5, 2007 response deadline. In order for us to have sufficient time to prepare a meaningful response to the comment letter, we therefore respectfully request an extension of the response deadline to September 19, 2007, a date which you indicated would be acceptable to the SEC.

        Thank you for your consideration of this request. If you have any questions regarding this request or need additional information, please contact me at 206-269-8506 or phil.romney@sbic.com.

Yours truly,

/s/ M. Philip Romney

M. Philip Romney
Vice President, Finance, Principal Accounting Officer
and Assistant Secretary